Contact

www.linkedin.com/in/kent-rowe-5802551a (LinkedIn)

Kent Rowe

Chief Executive Officer at Ekos Software, Inc.

Charlotte, North Carolina, United States

Summary

CEO with experience running all aspects of a large business environment including Sales, Marketing, Operations, and Finance.

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Experience

Ekos Software, Inc.
Chief Executive Officer
May 2023 - Present (5 months)
Charlotte, North Carolina, United States

After 35 years on the vendor software side of healthcare IT, I am excited to step into an entirely new venture with Ekos Software, the leading provider of business management software for the craft beverage business. The opportunity to work alongside the passionate team at Ekos, as well as to rejoin the team at Catalyst Investors and to work with Nora-Mosley Partners to empower beverage makers with world class software was what brought me to Ekos. With a deep understanding of the challenges and intricacies involved in the craft beverage production process, Ekos is dedicated to helping craft beverage producers, suppliers, and distributors succeed.

If you are part of the craft beverage community or simply share a passion for this exciting industry, I encourage you to connect with me. Let's exchange ideas, collaborate, and explore how Ekos Software can help your craft beverage business thrive!

Clinicient
Chief Executive Officer
October 2016 - March 2022 (5 years 6 months)

Had the privilege of building and leading a great team for 5+ years. Successful turnaround of culture and financial results leading to an exit to a leading PE firm at 7X revenues.

ZirMed
Vice President of Sales
December 2011 - October 2016 (4 years 11 months)

Brought on to build an enterprise sales team, in addition to leading the already established Core and Partner sales teams. Growth from $40m revenue to $175m revenue in 5 years resulting in a successful exit to Bain Capital in 2017.

Culbert Healthcare Solutions
Vice President of Information Technology Services
May 2011 - November 2011 (7 months)

GE Healthcare IT
Vice President and General Manager, Hospital and Large Practice
2007 - 2010 (3 years)

P&L responsibility for a $260m line of business and approximately 550 employees. Primary solution set is software and hardware for large academic and multi-specialty healthcare organizations. Application suites include administrative, revenue cycle management, managed care, patient access, e-commerce, and healthcare information exchange. Direct management team includes the VP Development, VP Customer Service; dotted line includes VP Finance, HR manager, Marketing Director, General Counsel, and VP Sales. One of approximately 350 of 45,000 GE Healthcare employees at GE's 'Executive Band'. Presented with GE Healthcare's 'CEO Award for Growth' in 2007 and 2009.

IDX and GE Healthcare IT
Vice President of Sales
2003 - 2006 (3 years)

National responsibility for sales and forecasting of sales for both new business and add-on. Primary market of enterprise healthcare delivery networks, academic medical centers, large multi-specialty groups, and large hospitals. Exceeded quota every year with average attainment of 109% on quota ranges of $37m to $75m. Presented with 'Top IDX Sales Division' national award in 2003, 2004 and 2006.

IDX
12 years

Regional VP of Sales
1998 - 2003 (5 years)

Regional responsibility for 18 different product lines across 28 states. Exceeded quota every year with average attainment of 132% on quota ranges of $11m to $20m. Presented with 'Top Sales Region' award in 1999, 2002, 2003.

Senior Sales Executive

1991 - 1998 (7 years)

Regional responsibility for 18 different product lines across 12 states. Exceeded quota every year with average attainment of 167% on quota ranges of $3m to $9m. National Sales Representative of the Year in 1992, 1994, 1995, 1997.

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Education

Texas A&M University

BBA, Business Analysis · (1984 - 1986)